UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934

Trump Entertainment Resorts, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

89816T 202
(CUSIP Number)

Eric Ross Managing Director and Chief Compliance Officer Avenue Capital Group 535 Madison Avenue New York, NY 10022 (212) 878-3520
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89816T 202
1.		Names of Reporting Persons Avenue NJ Entertainment, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,329,633
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,329,633
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,633
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) 21.7%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T 202
1.		Names of Reporting Persons Avenue NJ Entertainment Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,329,633
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,329,633
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,633
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) 21.7%
14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T 202
1.		Names of Reporting Persons Marc Lasry
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,329,633
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,329,633
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,633
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) 21.7%
14.		Type of Reporting Person (See Instructions) IN

CUSIP No. 89816T 202
1.		Names of Reporting Persons Sonia Gardner
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,329,633
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,329,633
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,633
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11) 21.7%
14.		Type of Reporting Person (See Instructions) IN

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of the Reporting Persons (as defined below) relating to shares of common stock of Trump Entertainment Resorts, Inc., a Delaware corporation  (the “Issuer”).

This Schedule 13D relates to shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) issued by the Issuer and acquired by the Reporting Persons upon the Issuer’s emergence from Chapter 11 bankruptcy protection on July 16, 2010 pursuant to the order of the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”) entered on May 7, 2010 confirming the Supplemental Modified Sixth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Proposed by the Ad Hoc Committee of Holders of the 8.5% Senior Secured Notes (the “Second Lien Notes”) Due 2015 (the “Ad Hoc Committee”) and the Debtors in In re: TCI 2 Holdings, LLC., et al. (the “Plan”).

Item 1. Security and Issuer

Securities Acquired: Shares of common stock, $0.001 par value per share

Issuer:	Trump Entertainment Resorts, Inc.
15 South Pennsylvania Avenue,
Atlantic City, New Jersey 08401

Item 2.  Identity and Background

a)           This Schedule 13D is jointly filed by:

i.
Avenue NJ Entertainment, LLC (“Avenue NJ”), a Delaware limited liability company, with respect to the Common Stock held on its behalf by a New Jersey grantor trust effective July 14, 2010 (the “Trust”);

ii.
Avenue NJ Entertainment Holdings, LLC (“Avenue NJ Holdings”), a Delaware limited liability company and the managing member and sole voting member of Avenue NJ, with respect to the Common Stock held by the Trust on behalf of Avenue NJ;

iii.	Marc Lasry, a United States citizen and the managing member of Avenue NJ Holdings, with respect to the Common Stock held by the Trust on behalf of Avenue NJ; and

iv.	Sonia Gardner, a United States citizen and the managing member of Avenue NJ Holdings, with respect to the Common Stock held by the Trust on behalf of Avenue NJ.

The persons identified in (i) through (iv) above are herein referred to as the “Reporting Persons.”

Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

b)           The principal place of business for each of the Reporting Persons is c/o Avenue Capital Management II, L.P, 535 Madison Avenue, 15th Floor, New York, NY 10022.

c)           The principal business of Avenue NJ is to be the direct economic beneficiary of the Trust and have voting and dispositive power over the shares of Common Stock held in the Trust, subject to the terms of the Trust Agreement and the regulatory authority of the New Jersey Casino Control Commission and the Division of Gaming Enforcement of the Office of the Attorney General of the State of New Jersey.  The Trust was created to hold the Common Stock of the Issuer on behalf of the Reporting Persons in accordance with the regulatory requirements of the New Jersey Casino Control Act.

The principal business of Avenue NJ Holdings is to hold all voting interests in Avenue NJ as the managing member of Avenue NJ.

Ms. Gardner and Mr. Lasry serve as the principal control persons (directly or indirectly) of Avenue NJ Holdings.

d)           During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)           During the last five (5) years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)           See Item 2(a) above for the citizenship or place of organization of each of the Reporting Persons.

Item 3.  Source and Amount of Funds or Other Consideration

As further described in Item 4 below, the Reporting Persons acquired the Common Stock reported herein pursuant to the Plan and the Rights Offering (as defined below).  Under the Plan, members of the Ad Hoc Committee and/or their affiliates (the “Backstop Parties”) made capital contributions to the Issuer in exchange for shares of the Issuer’s Common Stock  pursuant to a rights offering (the “Rights Offering”) to holders of the Second Lien Notes and general unsecured claims.  The Rights Offering was backstopped by the Backstop Parties who received additional shares of the Issuer’s Common Stock as a backstop fee in consideration for their agreement to provide such backstop commitment.  Pursuant to the Plan, the Rights Offering and such backstop commitments, the Reporting Persons made aggregate capital contributions to the Issuer of $52,603,225.00 and acquired in connection therewith a total of 2,254,987 shares of Common Stock.

Furthermore, under the Plan, indebtedness evidenced by the Second Lien Notes and the indenture pursuant to which such notes were issued were canceled and a distribution of additional shares of the Issuer’s Common Stock was made to holders of the Second Lien Notes.  The Reporting Persons received a total of 74,646 shares of the Issuer’s Common Stock pursuant to such distribution.

The sources of funds used to acquire the Common Stock were capital advances from equity holders of the Reporting Persons or their affiliates and/or working capital of the Reporting Persons or their affiliates.

Item 4.  Purpose of Transaction

On May 7, 2010, the Bankruptcy Court entered an order confirming the Plan proposed by the Issuer, certain of its direct and indirect subsidiaries and the Ad Hoc Committee.  On July 16, 2010 (the “Consummation Date”), the Plan became effective and the transactions contemplated by the Plan were consummated.  The Issuer’s old common stock was canceled and a total of 10,714,286 shares of Common Stock were issued under the terms of the Plan.

Under the Plan, the Backstop Parties made aggregate capital contributions of approximately $225,000,000.00 in new capital in exchange for 7,500,000 shares of the Issuer’s Common Stock (or 70% of the Issuer’s Common Stock) pursuant to the Rights Offering.  The Rights Offering was backstopped by the Backstop Parties who received 20% of the Issuer’s Common Stock as a backstop fee in consideration for their agreement to provide such backstop commitment.

Furthermore, under the Plan, indebtedness evidenced by the Second Lien Notes and the indenture pursuant to which such notes were issued were canceled and a pro rata distribution of 535,714 shares of the Issuer’s Common Stock (representing 5% of the Issuer’s Common Stock) was made to holders of the Second Lien Notes.

The Common Stock of the Reporting Persons is currently held in trust as required by the interim casino authorization provisions of the New Jersey Casino Control Act.

Preemptive Rights

The Certificate of Incorporation of the Issuer provides that, prior to December 31, 2013, the Issuer may not sell or issue any Common Stock or other securities convertible into or exchangeable for Common Stock, or rights, options, warrants or rights to purchase Common Stock, other than in certain exempted transactions, without first allowing all holders of at least 5% of the Common Stock who were Backstop Parties under the Plan the opportunity to purchase, on the same or better terms, a pro rata portion of such securities. The transactions exempted from these preemptive rights include an issuance of securities pursuant to a management equity plan approved by the Issuer’s Board of Directors and a sale of Common Stock for cash at a time when the Common Stock is listed on the New York Stock Exchange or Nasdaq at a price at least equal to the then current fair market value of the Common Stock. The Issuer’s stockholders have no preemptive or similar rights to subscribe for additional shares after December 31, 2013.

Registration Rights

On the Consummation Date, the Issuer, Avenue NJ and other persons entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file with the Securities and Exchange Commission (the “SEC”) no later than 30 days after the Consummation Date, and to use its commercially reasonable efforts to cause to be declared effective by 60 days after the Consummation Date, a registration statement to register for resale the Common Stock of the Issuer issued to the parties thereto pursuant to the Plan. The parties to the Registration Rights Agreement have piggyback registration rights and have agreed to certain limitations on their registration rights, including cutbacks and a holder standstill period.

The Reporting Persons, depending on investment priorities, may buy, sell, hedge or enter into other transactions in Common Stock. The Reporting Persons reserve the right to acquire or dispose of additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of market conditions, the availability of shares of Common Stock or other factors. The Reporting Persons also may, at any time, and from time to time, change their purpose and/or formulate plans or proposals with respect thereto.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of this Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

a) As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name of Reporting Person	Number of Shares	Percentage of Class
Avenue NJ	2,329,633	21.7%
Avenue NJ Holdings	2,329,633	21.7%
Marc Lasry	2,329,633	21.7%
Sonia Gardner	2,329,633	21.7%

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 10,714,286 shares of Common Stock outstanding as of July 16, 2010, as reported by the Issuer in its Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 20, 2010.

b) Avenue NJ is the economic beneficiary of the Trust and has voting and dispositive power over the shares of Common Stock held by the Trust, subject to the terms of the Trust Agreement and the regulatory authority of the New Jersey Casino Control Commission and the Division of Gaming Enforcement of the Office of the Attorney General of the State of New Jersey.  The Trust was created to hold the Common Stock of the Issuer on behalf of the Reporting Persons in accordance with the regulatory requirements of the New Jersey Casino Control Act.  Avenue NJ has two classes of membership interests, Class A Voting Interests (the “Class A Interests”) and Class B Non-Voting Interests (the “Class B Interests”). The Class A Interests are held by Avenue NJ Holdings. The Class B Interests are held by Avenue Investments, L.P., Avenue International Master, L.P., Avenue CDP Global Opportunities Fund, L.P., Avenue Special Situations Fund IV, L.P. and Avenue Special Situations Fund V, L.P. (collectively, the “Funds”).  Avenue Capital Management II, L.P. serves as the investment advisor to the Funds.  Mr. Lasry serves as the principal control person (directly or indirectly) of Avenue Capital Management II, L.P.  Avenue NJ Holdings has one class of membership interests, all of which are held by Ms. Gardner and Mr. Lasry.

c) Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past sixty (60) days.

d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 4 and Item 5 are incorporated herein by reference.

On the Consummation Date, the Issuer, Avenue NJ and other persons entered into the Registration Rights Agreement, pursuant to which the Issuer agreed to file with the SEC no later than 30 days after the Consummation Date, and to use its commercially reasonable efforts to cause to be declared effective by 60 days after the Consummation Date, a registration statement to register for resale the Common Stock of the Issuer issued to the parties thereto pursuant to the Plan. The parties to the Registration Rights Agreement have piggyback registration rights and have agreed to certain limitations on their registration rights, including cutbacks and a holder standstill period.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 4, and is incorporated herein by reference.

Other than as described in this Schedule 13D and the agreements attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.	Joint Filing Agreement, dated as of July 26, 2010, by and among the Reporting Persons.

2.
Order of the Bankruptcy Court, dated May 7, 2010, confirming the Supplemental Modified Sixth Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code Proposed by the Ad Hoc Committee of Holders of 8.5% Senior Secured Notes Due 2015 and the Debtors, dated March 9, 2010 (as amended, modified or supplemented), together with such Joint Plan of Reorganization, as so confirmed (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Quarterly Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended: March 31, 2010).

3.
Amended and Restated Certificate of Incorporation of the Issuer, dated July 16, 2010 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on July 16, 2010).

4.
Registration Rights Agreement, dated as of July 16, 2010, by and among Trump Entertainment Resorts, Inc. and the backstop parties party thereto, with respect to the Issuer’s Common Stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on July 16, 2010).

5.	Power of Attorney, dated July 26, 2010, by Sonia Gardner constituting and appointing Eric Ross, Chief Compliance Officer, as her true and lawful agent and attorney-in-fact.

6.	Power of Attorney, dated July 26, 2010, by Marc Lasry constituting and appointing Eric Ross, Chief Compliance Officer, as his true and lawful agent and attorney-in-fact.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2010

AVENUE NJ ENTERTAINMENT, LLC

By:	Avenue NJ Holdings, LLC, its Sole Member

By:	/s/ Eric Ross
	Name:	Eric Ross
	Title:	Attorney-in-fact

AVENUE NJ ENTERTAINMENT HOLDINGS, LLC

By:	Marc Lasry, its Member

By:	/s/ Eric Ross
	Name:	/s/ Eric Ross
	Title:	Attorney-in-fact

MARC LASRY

/s/ Eric Ross, as attorney-in-fact

SONIA GARDNER

/s/ Eric Ross, as attorney-in-fact

JOINT FILING AGREEMENT

     In accordance with Rule 13d-l (k) (1) (iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated July 26, 2010 (including amendments thereto) with respect to the Common Stock of Trump Entertainment Resorts, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

[Remainder of this page has been left intentionally blank.]

SIGNATURES

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 26th day of July, 2010.

AVENUE NJ ENTERTAINMENT, LLC

By:	Avenue NJ Holdings, LLC, its Sole Member

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Member

AVENUE NJ ENTERTAINMENT HOLDINGS, LLC

By:	Marc Lasry, its Member

By:	/s/ Marc Lasry
	Name:	Marc Lasry
	Title:	Member

MARC LASRY

/s/ Marc Lasry

SONIA GARDNER

/s/ Sonia Gardner